SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2026

Commission File Number 1-34129

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

AXIA Energia S.A.

(Translation of Registrant's name into English)

Avenida Graça Aranha, 26
Centro, CEP 20030-900
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

 1 PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION OF THE MERGER OF JUNO PARTICIPAÇÕES E INVESTIMENTOS S.A. INTO AXIA ENERGIA S.A. This private instrument is executed by the officers of the parties identified below: A. AXIA ENERGIA S.A., a publicly-held company, headquartered at Avenida Graça Aranha, No. 26, Centro, Rio de Janeiro/RJ, Zip Code 20030-900, enrolled with the National Registry of Legal Entities of the Ministry of Finance (“CNPJ”) under No. 00.001.180/0001-26, herein represented pursuant to its bylaws, hereinafter referred to as “AXIA Energia” or “Surviving Company”; and, B. JUNO PARTICIPAÇÕES E INVESTIMENTOS S.A., a privately-held company, headquartered at Rua das Olimpíadas, No. 205, suite 1402, in the City of São Paulo/SP, Zip Code 04551-000, enrolled with the CNPJ under No. 18.252.691/0001-86, herein represented pursuant to its bylaws, hereinafter referred to as “JUNO” or “Merged Company”; and, when referred to jointly with AXIA Energia, the “Parties” and either of them, individually, a “Party”. WHEREAS: (a) JUNO is a privately-held company, a wholly-owned subsidiary of AXIA Energia, whose corporate purpose is to hold interests, as a partner, shareholder, or quotaholder, in business or civil companies, and to make investments in businesses, ventures, and companies, and to provide civil engineering and construction services in general; (b) AXIA Energia and JUNO currently jointly hold all of the shares issued by TIJOÁ PARTICIPAÇÕES E INVESTIMENTOS S.A. (“TIJOÁ”), whose corporate purpose is the exploitation of hydraulic potential for the generation of electric power at the Três Irmãos plant and of activities related and ancillary to the exploitation of such facilities and their respective installations; (c) TIJOÁ’s capital stock is currently wholly held, directly and indirectly, by AXIA Energia, given that: (a) JUNO, a subsidiary of AXIA Energia, holds 6,914,000 (six million, nine hundred and fourteen thousand) common shares of TIJOÁ, representing 50.1% of its capital stock; and (b) AXIA Energia directly holds 6,887,000 (six million, eight hundred and eighty-seven thousand) common shares, representing 49.9% of TIJOÁ’s capital stock; (d) AXIA Energia intends to carry out a corporate reorganization aimed at simplifying its corporate and administrative structure, including the merger of certain subsidiaries, among which JUNO and TIJOÁ; 2 (e) In order to enable the merger of TIJOÁ into AXIA Energia, the Parties intend to first carry out the merger of JUNO into AXIA Energia, thereby making TIJOÁ a wholly-owned subsidiary of AXIA Energia (“Merger”); (f) For the reasons set forth in this instrument and subject to the terms and conditions provided herein, the managements of the Parties understand that the Merger will benefit the Parties, contributing to simplify and optimize the corporate and administrative structure of AXIA Energia and its controlled companies; The Parties therefore RESOLVE to enter into, in the best legal form this Private Instrument of Protocol and Justification of the Merger of JUNO into AXIA Energia (“Protocol”), pursuant to Articles 224 through 227 of Law No. 6,404/1976 (“Brazilian Corporations Law”) and the CVM regulations, in particular CVM Resolution No. 78/2022 (“RCVM 78”), subject to the terms, clauses, and conditions described below: 1. OBJECT 1.1. Object. The object of this Protocol is to set forth the procedures, justifications, terms, clauses, and conditions of the Merger of JUNO into AXIA Energia, such that, upon implementation of the Merger, on the Effective Date (as defined in item 7.2 below), JUNO will be extinguished and AXIA Energia will succeed JUNO, by universal title, in all rights, claims, powers, faculties, immunities, actions, defenses, duties, debts, obligations, subjections, encumbrances, and liabilities held by JUNO, pursuant to Article 227 of the Brazilian Corporations Law. 2. JUSTIFICATION 2.1. Reasons and Purposes of the Merger. The merger of companies is a corporate reorganization instrument widely used by economic groups seeking the restructuring and consolidation of operational, administrative, and tax activities, as well as synergies, operational gains, cost reduction, simplification of corporate structures, greater speed in decision-making, and enhanced competitiveness and efficiency of the group vis-à-vis competitors. In this case, considering that the Merged Company is a wholly-owned subsidiary of the Surviving Company, the Merger may benefit the Parties insofar as it will contribute to the corporate and administrative rationalization and simplification of the AXIA Energia group, allowing the aforementioned advantages to be realized. The Merger is part of the corporate reorganization of the AXIA Energia group under way in recent years, involving the merger of certain controlled companies into the Surviving Company with the purpose of increasing efficiency in business management, capturing operational and financial synergies, providing greater integration among the activities carried out by the group companies, and strengthening its competitiveness and efficiency. 3 2.1.1. Additionally, as noted in the preamble to this Protocol, it is emphasized that the Merger constitutes a preparatory step in the corporate reorganization of AXIA Energia, which subsequently contemplates the merger of TIJOÁ, allowing the management and exploitation of the transmission asset currently held by TIJOÁ to be centralized in the Surviving Company, promoting greater efficiency in the management of the business, better allocation of resources, and simplifying the group’s corporate structure. 3. CAPITAL STOCK OF THE PARTIES BEFORE THE MERGER 3.1. Composition of JUNO’s capital stock before the Merger. JUNO is a privately-held company whose capital stock, as of this date, is R$ 2,971,845 (two million, nine hundred and seventy-one thousand, eight hundred and forty-five reais), fully subscribed and paid in, represented by 2,971,845 (two million, nine hundred and seventy-one thousand, eight hundred and forty-five) common, registered, book-entry shares, with no par value, all held by AXIA Energia. 3.2. Composition of AXIA Energia’s capital stock before the Merger. AXIA Energia is a publicly-held company whose shares are traded on B3 S.A. – Brasil, Bolsa, Balcão, whose capital stock is R$ 100,135,201,429.75 (one hundred billion, one hundred and thirty-five million, two hundred and one thousand, four hundred and twenty-nine reais and seventy-five centavos), represented by 2,943,220,591 (two billion, nine hundred and forty-three million, two hundred and twenty thousand, five hundred and ninety-one) shares, all book-entry and with no par value, of which 2,336,989,295 (two billion, three hundred and thirty-six million, nine hundred and eighty-nine thousand, two hundred and ninety-five) are common shares, 606,231,295 (six hundred and six million, two hundred and thirty-one thousand, two hundred and ninety-five) are class “C” preferred shares, and 1 (one) is a special class preferred share, distributed among the shareholders as follows1: Common Shares Class “C” Preferred Shares Golden Share Total Capital Shareholder Quantity % Quantity % Quantity % Quantity % Government Group2 944,068,950 40.40 237,491,832 39.18 1 100.00 1,181,560,783 40.15 ADR 61,150,768 2.62 9,806,632 1.62 – – 70,957,400 2.41 1 Base date: June 30, 2026. 2 The Government Group is composed of the following shareholders: the Federal Government (União Federal), BNDES/BNDESPAR, FND, FGHAB, Banco do Nordeste, BB Asset, Caixa Asset, Petros and Previ. 4 Non-Resident Shareholders 826,762,991 35.38 151,650,601 25.02 – – 978,413,592 33.24 FMP – FGTS Eletrobras3 53,977,687 2.31 410,028 0.07 – – 54,387,715 1.85 General retail 390,948,118 16.73 191,073,326 31.52 – – 582,021,444 19.77 Shares in Treasury 60,080,781 2.57 15,798,876 2.61 – – 75,879,657 2.58 Total 2,336,989,295 100.00 606,231,295 100.00 1 100.00 2,943,220,591 100.00 4. CAPITAL STOCK OF THE PARTIES AFTER THE MERGER 4.1. Composition of JUNO’s capital stock after the Merger. After the Merger, on the Effective Date, JUNO will be extinguished as a result of its absorption by AXIA Energia, such that all shares issued by it, held by AXIA Energia, will be cancelled. 4.1.1. The Merger will result in the extinction of JUNO, and therefore there is no need to speak of any amendment to JUNO’s Bylaws, which, moreover, will cease to exist upon the extinction of the Merged Company. 4.2. Composition of AXIA Energia’s capital stock after the Merger. The Surviving Company’s capital stock after the Merger will remain unchanged, given that AXIA Energia holds all shares representing JUNO’s capital stock and the Merger will be carried out without a capital increase of AXIA Energia, with no issuance of new shares. 4.2.1. Since the Merger will be carried out without a capital increase of AXIA Energia, there will be no amendment to its Bylaws as a result of the Merger. 5. EQUITY VALUATION 5.1. Book Value Appraisal Report. For purposes of Article 226 of the Brazilian Corporations Law, an appraisal report of JUNO’s book net equity was prepared, based on its accounting books and with a base date of June 10, 2026, by an independent specialized firm, namely, Taticca Auditores e Consultores Ltda., a company established in the City of São Paulo, State of São Paulo, at Rua Doutor Geraldo Campos Moreira, No. 3 The amount of the FMPs does not include the privatization funds managed by BB Asset and Caixa Asset, which are already accounted for in the total of the Government Group. 5 375, Suite 51, Cidade Monções, enrolled with the CNPJ under No. 12.651.123/0001-71 (“Appraiser”) (“Book Value Appraisal Report”). 5.1.1. Ratification of the engagement of the Appraiser. The selection of the Appraiser for the preparation of the Book Value Appraisal Report must be ratified by the extraordinary general meeting of the Surviving Company. 5.1.2. Approval of the Book Value Appraisal Report. The Book Value Appraisal Report prepared by the Appraiser must be approved by the extraordinary general meeting of the Surviving Company, being made available by the Surviving Company to its shareholders in the manner set forth in the applicable regulations, and such document shall be deemed an integral part of this Protocol. 5.2. Assigned Value. According to the Book Value Appraisal Report prepared by the Appraiser, the book value of JUNO’s net equity to be merged into AXIA Energia, on the base date, corresponds to R$ 71,717,754.78 (seventy-one million, seven hundred and seventeen thousand, seven hundred and fifty-four reais and seventy-eight centavos). 5.3. Equity Elements. Upon consummation of the Merger, all equity elements, assets and liabilities, forming part of the Merged Company’s equity will be transferred to the Surviving Company, by universal title and without interruption. 5.4. Equity Variations. The equity variations occurring at JUNO between the base date of the Book Value Appraisal Report (that is, June 10, 2026) and the Effective Date of the Merger will continue to be borne and recorded by it and will be absorbed by the Surviving Company, and must be recorded in its accounting books, without any impact on the Merger. 5.5. Extinction of the Investment. As a result of the Merger, the investment held by AXIA Energia in JUNO’s capital stock will be automatically extinguished, due to the equity confusion resulting from the full absorption of JUNO’s equity by AXIA Energia, being replaced by the assets and liabilities comprising the Merged Company’s equity, which will be absorbed by the Surviving Company, with any adjustments arising from subsequent equity variations. 6. CORPORATE APPROVALS 6.1. Corporate Approvals. The implementation of the Merger depends on obtaining the following corporate approvals: (a) At the Extraordinary General Meeting of JUNO: 6 (i) approval of this Protocol; (ii) approval, with effectiveness conditioned upon the implementation of the Conditions Precedent (as defined in item 7.1 below), of the Merger, pursuant to this Protocol; and (iii) authorization for JUNO’s management to take all actions necessary to implement the Merger. (b) At the Extraordinary General Meeting of AXIA Energia: (i) ratification of the appointment of the Appraiser for the preparation of the Book Value Appraisal Report; (ii) approval of the Book Value Appraisal Report; (iii) approval of this Protocol; (iv) approval, with effectiveness conditioned upon the implementation of the Conditions Precedent (as defined in item 7.1 below), of the Merger, pursuant to this Protocol; and (v) authorization for AXIA Energia’s management to take all actions necessary to implement the Merger. 6.1.1. For clarification purposes, considering that the Merger is a preparatory step and condition precedent for the immediately subsequent merger of TIJOÁ into AXIA Energia, the extraordinary general meeting of AXIA Energia will resolve, jointly, on the matters relating to the Merger and to the merger of TIJOÁ into AXIA Energia. 7. CONDITIONS PRECEDENT 7.1. Conditions Precedent. The consummation of the Merger is subject to obtaining the respective corporate approvals of the Parties and to obtaining the necessary prior consents from the Brazilian Electricity Regulatory Agency – ANEEL, pursuant to the applicable regulations. 7 7.2. Fulfillment of the Conditions Precedent and Effective Date. The Merger may be implemented on the date of verification of the fulfillment of the Conditions Precedent by the Parties (“Effective Date”). 8. ABSENCE OF WITHDRAWAL RIGHT AND REIMBURSEMENT VALUE 8.1. Withdrawal right of the Merged Company’s shareholders. As the Surviving Company is the sole shareholder of the Merged Company, the approval of the Merger at the extraordinary general meeting of the Merged Company will depend on the affirmative vote of the Surviving Company, there being no shareholder dissenting from the resolution, pursuant to Articles 137 and 230 of the Brazilian Corporations Law. 8.2. Withdrawal right of the Surviving Company’s shareholders. Pursuant to Articles 136 and 137 of the Brazilian Corporations Law, the current shareholders of the Surviving Company will not be entitled to a withdrawal right as a result of the approval of the Merger by the extraordinary general meeting of the Surviving Company. 9. ABSENCE OF EXCHANGE RATIO 9.1. Absence of exchange ratios. The Merger will be carried out without an exchange ratio of the shares issued by the Merged Company for shares of the Surviving Company, considering that (i) the Surviving Company holds all shares issued by the Merged Company; (ii) the Merger will not result in a capital increase or issuance of new shares by the Surviving Company; and (iii) there will be no migration of any shareholder of the Merged Company into the capital stock of the Surviving Company. 9.2. Inapplicability of the exchange ratio for comparative purposes. Considering that the Surviving Company holds all shares issued by the Merged Company and the Merger will be carried out without an exchange ratio, the appraisal of the net equity of the Parties for purposes of the comparative ratio set forth in Article 264 of the Brazilian Corporations Law will not be applicable. 10. OTHER PROVISIONS 10.1. Operational Continuity. Prior to the implementation of the Merger, AXIA Energia prepared its own structure to absorb JUNO’s operation, and the subsequent merger of TIJOÁ into AXIA Energia. Accordingly, after the implementation of the Merger and the subsequent merger of TIJOÁ into AXIA Energia, AXIA Energia will begin to operate TIJOÁ’s activities, it being noted that both JUNO and TIJOÁ will be absorbed by AXIA Energia on their respective effective dates and will be extinguished by operation of law. 8 10.2. Succession. As a result of the consummation of the Merger, on the Effective Date AXIA Energia will absorb all assets, rights, contingencies, and obligations of JUNO, including labor (Articles 10 and 448-A of the Brazilian Labor Code (CLT)), social security (Law 8,212/1991), and tax (Article 132 of the National Tax Code) obligations, current and future, that may arise, since JUNO will cease to exist, thereby resulting in the universal succession of JUNO by AXIA Energia. 10.3. Filings and Recordings. It will be incumbent upon the management of AXIA Energia, with the collaboration of the management of JUNO, to take all actions necessary to implement the Merger, including the fulfillment of the Conditions Precedent, as well as to arrange for all communications, filings, recordings, and registrations necessary to consummate the Merger, assuming custody of JUNO’s accounting and tax files and documents and the costs arising from the implementation of the Merger. 10.4. Taxes. Each Party shall timely collect and pay all taxes levied as a result of the Merger and for which it is defined as the taxpayer under the tax legislation. Additionally, the Parties mutually authorize each other to withhold and pay, in the name and on behalf of the other, all taxes for which the tax legislation determines withholding at source. 10.5. Financial Statements. Pursuant to Article 16 of RCVM 78, the disclosure of financial statements for purposes of the Merger and of pro forma financial statements, pursuant to Chapter III of RCVM 78, will not be applicable, given that: (i) the Surviving Company holds all shares issued by the Merged Company; and (ii) the Merger does not result in a capital increase or issuance of new shares by the Surviving Company, and therefore does not represent dilution to the shareholders. 10.6. Survival of clauses. Should any clause, provision, term, or condition of this Protocol be deemed invalid or unenforceable, the remaining clauses, provisions, terms, and conditions not affected will remain valid and in full force and effect. 10.7. Amendments. Except as otherwise provided in this Protocol, this instrument may only be amended by means of a written instrument signed by the legal representatives of both Parties. 10.8. Governing law and venue. This Protocol shall be governed, interpreted, and applied in accordance with the laws in force of the Federative Republic of Brazil, and the courts of the Judicial District of Rio de Janeiro are hereby elected to settle any matters arising from this Protocol, with waiver of any other, however privileged it may be or become. 9 10.9. Digital Signature. This Protocol is executed electronically, through the Docusign platform, using a digital certificate issued under the standard established by ICP-Brasil, being deemed fully valid, in its entire content, as of the affixing of the last signature, which information will be recognized by the Parties in its integrity and authenticity, guaranteed by an encryption system, in accordance with Article 10, paragraph 2, of Provisional Measure No. 2200-2/2001, as well as any subsequent legislation. The signatories declare that they are the legitimate representatives of the Parties and have powers to execute this Protocol. Regardless of the place and date of the digital signature of each Party, the Parties agree that the date and place indicated below will be deemed, for all purposes, the date and place of execution of this Protocol. And being thus in agreement, the Parties execute this Protocol, the signature of witnesses being waived, pursuant to Article 784, paragraph 4, of the Code of Civil Procedure, as amended by Law No. 14,620/2023. Rio de Janeiro, July 23, 2026. (remainder of the page intentionally left blank) 10 (Signature page of the Private Instrument of Protocol and Justification of the Merger of JUNO Participações e Investimentos S.A. into AXIA Energia S.A., executed on July 23, 2026) AXIA ENERGIA S.A. ___________________________________ By: ___________________________________ By: JUNO PARTICIPAÇÕES E INVESTIMENTOS S.A. ___________________________________ By: ___________________________________ By: 11 PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION OF THE MERGER OF TIJOÁ PARTICIPAÇÕES E INVESTIMENTOS S.A. INTO AXIA ENERGIA S.A. This private instrument is executed by the officers of the parties identified below: A. AXIA ENERGIA S.A., a publicly-held company, headquartered at Avenida Graça Aranha, No. 26, Centro, Rio de Janeiro/RJ, Zip Code 20030-900, enrolled with the National Registry of Legal Entities of the Ministry of Finance (“CNPJ”) under No. 00.001.180/0001-26, herein represented pursuant to its bylaws, hereinafter referred to as “AXIA Energia” or “Surviving Company”; and, B. TIJOÁ PARTICIPAÇÕES E INVESTIMENTOS S.A., a privately-held company, headquartered in the city of Andradina, State of São Paulo, at Rodovia Euclides de Oliveira Figueiredo, Rodovia de Interligação SP-563 / SP-310 KM 15, Zip Code 16902-175, enrolled with the CNPJ under No. 14.522.198/0001-88, herein represented pursuant to its bylaws, hereinafter referred to as “TIJOÁ” or “Merged Company”; and, when referred to jointly with AXIA Energia, the “Parties” and either of them, individually, a “Party”. WHEREAS: (a) TIJOÁ is a privately-held company whose corporate purpose involves the exploitation of hydraulic potential for the generation of electric power at the Três Irmãos plant and of activities related and ancillary to the exploitation of such facilities and their respective installations; (b) AXIA Energia, as of this date, holds, directly and indirectly, all of the shares issued by TIJOÁ, being (i) 6,887,000 (six million, eight hundred and eighty-seven thousand) registered common shares, with no par value, representing 49.9% of TIJOÁ’s capital stock, held directly by AXIA Energia; and (ii) 6,914,000 (six million, nine hundred and fourteen thousand) registered common shares, with no par value, corresponding to 50.1% of TIJOÁ’s capital stock, held indirectly through JUNO PARTICIPAÇÕES E INVESTIMENTOS S.A., a wholly-owned subsidiary of AXIA Energia (“JUNO”); (c) AXIA Energia intends to carry out a corporate reorganization aimed at simplifying its corporate and administrative structure, including the merger of certain subsidiaries, among which JUNO and TIJOÁ; (d) In order to enable the merger of TIJOÁ into AXIA Energia (“Merger”), the Parties intend to first carry out the merger of JUNO into AXIA Energia, thereby making TIJOÁ a wholly-owned subsidiary of AXIA Energia; 12 (e) For the reasons set forth in this instrument and subject to the terms and conditions provided herein, the managements of the Parties understand that the Merger will benefit the Parties, contributing to simplify and optimize the corporate and administrative structure of AXIA Energia and its controlled companies; The Parties therefore RESOLVE to enter into, in the best legal form, this Private Instrument of Protocol and Justification of the Merger of TIJOÁ into AXIA Energia (“Protocol”), pursuant to Articles 224 through 227 of Law No. 6,404/1976 (“Brazilian Corporations Law”) and the CVM regulations, in particular CVM Resolution No. 78/2022 (“RCVM 78”), subject to the terms, clauses, and conditions described below. 1. OBJECT 1.1. Object. The object of this Protocol is to set forth the procedures, justifications, terms, clauses, and conditions of the Merger of TIJOÁ into AXIA Energia, such that, upon implementation of the Merger, on the Effective Date (as defined in item 7.2 below), TIJOÁ will be extinguished and AXIA Energia will succeed TIJOÁ, by universal title, in all rights, claims, powers, faculties, immunities, actions, defenses, duties, debts, obligations, subjections, encumbrances, and liabilities held by TIJOÁ, pursuant to Article 227 of the Brazilian Corporations Law. 1.1.1 The Merger will be carried out immediately following the merger of JUNO into AXIA Energia, such that, at the time of its implementation, TIJOÁ will be a wholly-owned subsidiary of AXIA Energia. 2. JUSTIFICATION 2.1. Reasons and Purposes of the Merger. The merger of companies is a corporate reorganization instrument widely used by economic groups seeking the restructuring and consolidation of operational, administrative, and tax activities, as well as synergies, operational gains, cost reduction, simplification of corporate structures, greater speed in decision-making, and enhanced competitiveness and efficiency of the group vis-à-vis competitors. In this case, the Merger may benefit the Parties insofar as it will contribute to the corporate and administrative rationalization and simplification of the AXIA Energia group, allowing the aforementioned advantages to be realized. The Merger is part of the corporate reorganization of the AXIA Energia group under way in recent years, involving the merger of certain controlled companies into the Surviving Company, with the purpose of increasing efficiency in business management, capturing operational and financial synergies, providing greater integration among the activities carried out by the group companies, and strengthening its competitiveness and efficiency. 13 3. CAPITAL STOCK OF THE PARTIES BEFORE THE MERGER 3.1. Composition of TIJOÁ’s capital stock before the Merger. TIJOÁ is a privately-held company whose capital stock, as of this date, is R$ 13,801,000.00 (thirteen million, eight hundred and one thousand reais), fully subscribed and paid in, represented by 13,801,000 (thirteen million, eight hundred and one thousand) common, registered, book-entry shares, with no par value, of which: (i) 6,887,000 (six million, eight hundred and eighty-seven thousand) registered common shares, with no par value, representing 49.9% of TIJOÁ’s capital stock, are held directly by AXIA Energia; and (ii) 6,914,000 (six million, nine hundred and fourteen thousand) registered common shares, with no par value, corresponding to 50.1% of TIJOÁ’s capital stock, are held indirectly through JUNO. For clarification purposes, as indicated in item 1.1.1 above, at the time of the Merger, all shares issued by TIJOÁ will be held by AXIA Energia. 3.2. Composition of AXIA Energia’s capital stock before the Merger. AXIA Energia is a publicly-held company whose shares are traded on B3 S.A. – Brasil, Bolsa, Balcão, whose capital stock is R$ 100,135,201,429.75 (one hundred billion, one hundred and thirty-five million, two hundred and one thousand, four hundred and twenty-nine reais and seventy-five centavos), represented by 2,943,220,591 (two billion, nine hundred and forty-three million, two hundred and twenty thousand, five hundred and ninety-one) shares, all book-entry and with no par value, of which 2,336,989,295 (two billion, three hundred and thirty-six million, nine hundred and eighty-nine thousand, two hundred and ninety-five) are common shares, 606,231,295 (six hundred and six million, two hundred and thirty-one thousand, two hundred and ninety-five) are class “C” preferred shares, and 1 (one) is a special class preferred share, distributed among the shareholders as follows1: Common Shares Class “C” Preferred Shares Golden Share Total Capital Shareholder Quantity % Quantity % Quantity % Quantity % Government Group2 944,068,950 40.40 237,491,832 39.18 1 100.00 1,181,560,783 40.15 ADR 61,150,768 2.62 9,806,632 1.62 – – 70,957,400 2.41 Non-Resident Shareholders 826,762,991 35.38 151,650,601 25.02 – – 978,413,592 33.24 1 Base date: June 30, 2026. 2 The Government Group is composed of the following shareholders: the Federal Government (União Federal), BNDES/BNDESPAR, FND, FGHAB, Banco do Nordeste, BB Asset, Caixa Asset, Petros and Previ. 14 FMP – FGTS Eletrobras3 53,977,687 2.31 410,028 0.07 – – 54,387,715 1.85 General retail 390,948,118 16.73 191,073,326 31.52 – – 582,021,444 19.77 Shares in Treasury 60,080,781 2.57 15,798,876 2.61 – – 75,879,657 2.58 Total 2,336,989,295 100.00 606,231,295 100.00 1 100.00 2,943,220,591 100.00 4. CAPITAL STOCK OF THE PARTIES AFTER THE MERGER 4.1. Composition of TIJOÁ’s capital stock after the Merger. After the Merger, on the Effective Date, TIJOÁ will be extinguished as a result of its absorption by AXIA Energia, such that all shares issued by it, which, at the time of the implementation of the Merger, will be held by AXIA Energia, will be cancelled. 4.1.1. The Merger will result in the extinction of TIJOÁ, and therefore there is no need to speak of any amendment to TIJOÁ’s Bylaws, which, moreover, will cease to exist upon the extinction of the Merged Company. 4.2. Composition of AXIA Energia’s capital stock after the Merger. The Surviving Company’s capital stock after the Merger will remain unchanged, given that AXIA Energia will hold, at the time of the implementation of the Merger, all shares representing TIJOÁ’s capital stock and the Merger will be carried out without a capital increase of AXIA Energia, with no issuance of new shares. 4.2.1. Since the Merger will be carried out without a capital increase of AXIA Energia, there will be no amendment to its Bylaws as a result of the Merger. 5. EQUITY VALUATION 5.1. Book Value Appraisal Report. For purposes of Article 226 of the Brazilian Corporations Law, an appraisal report of TIJOÁ’s book net equity was prepared, based on its accounting books and with a base date of June 10, 2026, by an independent specialized firm, namely, Taticca Auditores e Consultores Ltda., a company established in the City of São Paulo, State of São Paulo, at Rua Doutor Geraldo Campos Moreira, No. 3 The amount of the FMPs does not include the privatization funds managed by BB Asset and Caixa Asset, which are already accounted for in the total of the Government Group. 15 375, Suite 51, Cidade Monções, enrolled with the CNPJ under No. 12.651.123/0001-71 (“Appraiser”) (“Book Value Appraisal Report”). 5.1.1. Ratification of the engagement of the Appraiser. The selection of the Appraiser for the preparation of the Book Value Appraisal Report must be ratified by the extraordinary general meeting of the Surviving Company. 5.1.2. Approval of the Book Value Appraisal Report. The Book Value Appraisal Report prepared by the Appraiser must be approved by the extraordinary general meeting of the Surviving Company, being made available by the Surviving Company to its shareholders in the manner set forth in the applicable regulations, and such document shall be deemed an integral part of this Protocol. 5.2. Assigned Value. According to the Book Value Appraisal Report prepared by the Appraiser, the book value of TIJOÁ’s net equity to be merged into AXIA Energia, on the base date, corresponds to R$ 129,132,212.69 (one hundred and twenty-nine million, one hundred and thirty-two thousand, two hundred and twelve reais and sixty-nine centavos). 5.3. Equity Elements. Upon consummation of the Merger, all equity elements, assets and liabilities, forming part of the Merged Company’s equity will be transferred to the Surviving Company, by universal title and without interruption. 5.4. Equity Variations. The equity variations occurring at TIJOÁ between the base date of the Book Value Appraisal Report (that is, June 10, 2026) and the Effective Date of the Merger will continue to be borne and recorded by it and will be absorbed by the Surviving Company, and must be recorded in its accounting books, without any impact on the Merger. 5.5. Extinction of the Investment. As a result of the Merger, the investment held by AXIA Energia in TIJOÁ’s capital stock at the time of the Merger will be automatically extinguished, due to the equity confusion resulting from the full absorption of TIJOÁ’s equity by AXIA Energia, being replaced by the assets and liabilities comprising the Merged Company’s equity, which will be absorbed by the Surviving Company, with any adjustments arising from subsequent equity variations. 6. CORPORATE APPROVALS 6.1. Corporate Approvals. The implementation of the Merger depends on obtaining the following corporate approvals: (a) At the Extraordinary General Meeting of TIJOÁ: 16 (i) approval of this Protocol; (ii) approval, with effectiveness conditioned upon the implementation of the Conditions Precedent (as defined in item 7.1 below), of the Merger, pursuant to this Protocol; and (iii) authorization for TIJOÁ’s management to take all actions necessary to implement the Merger. (b) At the Extraordinary General Meeting of AXIA Energia: (i) ratification of the appointment of the Appraiser for the preparation of the Book Value Appraisal Report; (ii) approval of the Book Value Appraisal Report; (iii) approval of this Protocol; (iv) approval, with effectiveness conditioned upon the implementation of the Conditions Precedent (as defined in item 7.1 below), of the Merger, pursuant to this Protocol; and (v) authorization for AXIA Energia’s management to take all actions necessary to implement the Merger. 6.1.1. For clarification purposes, considering that the merger of JUNO into AXIA Energia is a preparatory step and condition precedent for the immediately subsequent Merger, the extraordinary general meeting of AXIA Energia will resolve, jointly, on the matters relating to the merger of JUNO into AXIA Energia and to the Merger. 7. CONDITIONS PRECEDENT 7.1. Conditions Precedent. The consummation of the Merger is subject to obtaining the respective corporate approvals of the Parties and to obtaining the necessary prior consents from the Brazilian Electricity Regulatory Agency – ANEEL, pursuant to the applicable regulations. 17 7.2. Fulfillment of the Conditions Precedent and Effective Date. The Merger may be implemented on the date of verification of the fulfillment of the Conditions Precedent by the Parties (“Effective Date”). 8. ABSENCE OF WITHDRAWAL RIGHT AND REIMBURSEMENT AMOUNT 8.1. Withdrawal right of the Merged Company’s shareholders. Since, on the date of the extraordinary general meeting of the Merged Company that will resolve on the Merger, only AXIA Energia and JUNO will be shareholders of the Merged Company, there will be no shareholder dissenting from the resolution, pursuant to Articles 137 and 230 of the Brazilian Corporations Law. 8.2. Withdrawal right of the Surviving Company’s shareholders. Pursuant to Articles 136 and 137 of the Brazilian Corporations Law, the current shareholders of the Surviving Company will not be entitled to a withdrawal right as a result of the approval of the Merger by the extraordinary general meeting of the Surviving Company. 9. ABSENCE OF EXCHANGE RATIO 9.1. Absence of exchange ratios. The Merger will be carried out without an exchange ratio of the shares issued by the Merged Company for shares of the Surviving Company, considering that (i) the Surviving Company will, on the Effective Date of the Merger, hold all shares issued by the Merged Company; (ii) the Merger will not result in a capital increase or issuance of new shares by the Surviving Company; and (iii) there will be no migration of any shareholder of the Merged Company into the capital stock of the Surviving Company. 9.2. Inapplicability of the exchange ratio for comparative purposes. Considering that the Surviving Company will, on the Effective Date of the Merger, hold all shares issued by the Merged Company and the Merger will be carried out without an exchange ratio, the appraisal of the net equity of the Parties for purposes of the comparative ratio set forth in Article 264 of the Brazilian Corporations Law will not be applicable. 10. OTHER PROVISIONS 10.1. Operational Continuity. Prior to the implementation of the Merger, AXIA Energia prepared its own structure to absorb TIJOÁ’s operation, including the merger of JUNO into AXIA Energia. Accordingly, after the implementation of the Merger, AXIA Energia will begin to operate TIJOÁ’s activities, it being noted that both JUNO and TIJOÁ will be absorbed by AXIA Energia on their respective effective dates and will be extinguished by operation of law. 18 10.2. Succession. As a result of the consummation of the Merger, on the Effective Date AXIA Energia will absorb all assets, rights, contingencies, and obligations of TIJOÁ, including labor (Articles 10 and 448-A of the the Brazilian Labor Code (CLT)), social security (Law 8,212/1991), and tax (Article 132 of the National Tax Code) obligations, current and future, that may arise, since TIJOÁ will cease to exist, thereby resulting in the universal succession of TIJOÁ by AXIA Energia. 10.3. Filings and Recordings. It will be incumbent upon the management of AXIA Energia, with the collaboration of the management of TIJOÁ, to take all actions necessary to implement the Merger, including the fulfillment of the Conditions Precedent, as well as to arrange for all communications, filings, recordings, and registrations necessary to consummate the Merger, assuming custody of TIJOÁ’s accounting and tax files and documents and the costs arising from the implementation of the Merger. 10.4. Taxes. Each Party shall timely collect and pay all taxes levied as a result of the Merger and for which it is defined as the taxpayer under the tax legislation. Additionally, the Parties mutually authorize each other to withhold and pay, in the name and on behalf of the other, all taxes for which the tax legislation determines withholding at source. 10.5. Financial Statements. Pursuant to Article 16 of RCVM 78, the disclosure of financial statements for purposes of the Merger and of pro forma financial statements, pursuant to Chapter III of RCVM 78, will not be applicable, given that: (i) the Surviving Company holds all shares issued by the Merged Company; and (ii) the Merger does not result in a capital increase or issuance of new shares by the Surviving Company, and therefore does not represent dilution to the shareholders. 10.6. Survival of clauses. Should any clause, provision, term, or condition of this Protocol be deemed invalid or unenforceable, the remaining clauses, provisions, terms, and conditions not affected will remain valid and in full force and effect. 10.7. Amendments. Except as otherwise provided in this Protocol, this instrument may only be amended by means of a written instrument signed by the legal representatives of both Parties. 10.8. Governing law and venue. This Protocol shall be governed, interpreted, and applied in accordance with the laws in force of the Federative Republic of Brazil, and the courts of the Judicial District of Rio de Janeiro are hereby elected to settle any matters arising from this Protocol, with waiver of any other, however privileged it may be or become. 19 10.9. Digital Signature. This Protocol is executed electronically, through the Docusign platform, using a digital certificate issued under the standard established by ICP-Brasil, being deemed fully valid, in its entire content, as of the affixing of the last signature, which information will be recognized by the Parties in its integrity and authenticity, guaranteed by an encryption system, in accordance with Article 10, paragraph 2, of Provisional Measure No. 2200-2/2001, as well as any subsequent legislation. The signatories declare that they are the legitimate representatives of the Parties and have powers to execute this Protocol. Regardless of the place and date of the digital signature of each Party, the Parties agree that the date and place indicated below will be deemed, for all purposes, the date and place of execution of this Protocol. And being thus in agreement, the Parties execute this Protocol, the signature of witnesses being waived, pursuant to Article 784, paragraph 4, of the Code of Civil Procedure, as amended by Law No. 14,620/2023. Rio de Janeiro, July 23, 2026. (remainder of the page intentionally left blank) 20 (Signature page of the Private Instrument of Protocol and Justification of the Merger of Tijoá Participações e Investimentos S.A. into AXIA Energia S.A., executed on July 23, 2026) AXIA ENERGIA S.A. ___________________________________ By: ___________________________________ By: TIJOÁ PARTICIPAÇÕES E INVESTIMENTOS S.A. ___________________________________ By: _____________________________________ By: 21 PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION OF THE MERGER OF RETIRO BAIXO ENERGÉTICA S.A. INTO AXIA ENERGIA S.A. This private instrument is executed by the officers of the parties identified below: A. AXIA ENERGIA S.A., a publicly-held company, headquartered at Avenida Graça Aranha, No. 26, Centro, Rio de Janeiro/RJ, Zip Code 20030-900, enrolled with the National Registry of Legal Entities of the Ministry of Finance (“CNPJ”) under No. 00.001.180/0001-26, herein represented pursuant to its bylaws, hereinafter referred to as “AXIA Energia” or “Surviving Company”; and, B. RETIRO BAIXO ENERGÉTICA S.A., an electric power public service concessionaire, a wholly-owned subsidiary of AXIA Energia, headquartered at Fazenda Laranjo, s/n, Rural Zone, Pompéu/MG, Zip Code 35640-000, enrolled with the CNPJ under No. 07.783.055/0001-64, herein represented by its Chief Executive Officer, Mr. Luiz Eduardo Marques Moreira, and its Technical Officer, Mr. Francisco José Arteiro de Oliveira, hereinafter referred to as “RETIRO BAIXO” or “Merged Company”; and, when referred to jointly with AXIA Energia, the “Parties” and either of them, individually, a “Party”. WHEREAS: (a) RETIRO BAIXO is a privately-held company, a wholly-owned subsidiary of AXIA Energia, whose corporate purpose involves the exploitation of (i) the hydraulic power potential located on the Paraopeba River, Municipalities of Pompéu and Curvelo, State of Minas Gerais, through the construction, installation, operation, and maintenance of the hydroelectric project known as the Retiro Baixo Hydroelectric Power Plant; (ii) the respective transmission facilities of restricted interest to the generating plant; and (iii) the areas bordering the reservoir and respective islands, strictly under the terms of the Concession Agreement executed with the Brazilian Federal Government through the Brazilian Electricity Regulatory Agency (“ANEEL”); (b) AXIA Energia intends to carry out a corporate reorganization aimed at simplifying its corporate and administrative structure, including the merger of certain subsidiaries, among which RETIRO BAIXO; (c) For the reasons set forth in this instrument and subject to the terms and conditions provided herein, the managements of the Parties understand that the 22 merger of RETIRO BAIXO into AXIA Energia (“Merger”) will benefit the Parties, contributing to simplify and optimize the corporate and administrative structure of AXIA Energia and its controlled companies; The Parties therefore RESOLVE to enter into, in the best legal form, this Private Instrument of Protocol and Justification of the Merger of RETIRO BAIXO into AXIA Energia (“Protocol”), pursuant to Articles 224 through 227 of Law No. 6,404/1976 (“Brazilian Corporations Law”) and the CVM regulations, in particular CVM Resolution No. 78/2022 (“RCVM 78”), subject to the terms, clauses, and conditions described below. 1. OBJECT 1.1. Object. The object of this Protocol is to set forth the procedures, justifications, terms, clauses, and conditions of the Merger of RETIRO BAIXO into AXIA Energia, such that, upon implementation of the Merger on the Effective Date (as defined in item 7.2 below), RETIRO BAIXO will be extinguished by operation of law and AXIA Energia will succeed RETIRO BAIXO, by universal title, in all rights, claims, powers, faculties, immunities, actions, defenses, duties, debts, obligations, subjections, encumbrances, and liabilities held by RETIRO BAIXO, pursuant to Article 227 of the Brazilian Corporations Law. 2. JUSTIFICATION 1.2. Reasons and Purposes of the Merger. The merger of companies is a corporate reorganization instrument widely used by economic groups seeking the restructuring and consolidation of operational, administrative, and tax activities, as well as synergies, operational gains, cost reduction, simplification of corporate structures, greater speed in decision-making, and enhanced competitiveness and efficiency of the group vis-à-vis competitors. In this case, considering that the Merged Company is a wholly-owned subsidiary of the Surviving Company, the Merger may benefit the Parties insofar as it will contribute to the corporate and administrative rationalization and simplification of the AXIA Energia group, allowing the aforementioned advantages to be realized. The Merger is part of the corporate reorganization of the AXIA Energia group under way in recent years, involving the merger of certain controlled companies into the Surviving Company, with the purpose of increasing efficiency in business management, capturing operational and financial synergies, providing greater 23 integration among the activities carried out by the group companies, and strengthening its competitiveness and efficiency. 3. CAPITAL STOCK OF THE PARTIES BEFORE THE MERGER 3.1. Composition of RETIRO BAIXO’s capital stock before the Merger. RETIRO BAIXO is a privately-held company whose capital stock, as of this date, is R$ 225,350,000 (two hundred and twenty-five million, three hundred and fifty thousand reais), fully subscribed and paid in, represented by 225,350,000 (two hundred and twenty-five million, three hundred and fifty thousand) common, registered shares, with no par value, all held by AXIA Energia. 3.2. Composition of AXIA Energia’s capital stock before the Merger. AXIA Energia is a publicly-held company whose shares are traded on B3 S.A. – Brasil, Bolsa, Balcão, whose capital stock is R$ 100,135,201,429.75 (one hundred billion, one hundred and thirty-five million, two hundred and one thousand, four hundred and twenty-nine reais and seventy-five centavos), represented by 2,943,220,591 (two billion, nine hundred and forty-three million, two hundred and twenty thousand, five hundred and ninety-one) shares, all book-entry and with no par value, of which 2,336,989,295 (two billion, three hundred and thirty-six million, nine hundred and eighty-nine thousand, two hundred and ninety-five) are common shares, 606,231,295 (six hundred and six million, two hundred and thirty-one thousand, two hundred and ninety-five) are class “C” preferred shares, and 1 (one) is a special class preferred share, distributed among the shareholders as follows1: Common Share Class “C” Preferred Shares Golden Share Total Capital Shareholder Quantity % Quantity % Quantity % Quantity % Government Group2 944,068,950 40.40 237,491,832 39.18 1 100.00 1,181,560,783 40.15 ADR 61,150,768 2.62 9,806,632 1.62 – – 70,957,400 2.41 Non-Resident Shareholders 826,762,991 35.38 151,650,601 25.02 – – 978,413,592 33.24 1 Base date: June 30, 2026. 2 The Government Group is composed of the following shareholders: the Federal Government (União Federal), BNDES/BNDESPAR, FND, FGHAB, Banco do Nordeste, BB Asset, Caixa Asset, Petros and Previ. 24 FMP – FGTS Eletrobras3 53,977,687 2.31 410,028 0.07 – – 54,387,715 1.85 General retail 390,948,118 16.73 191,073,326 31.52 – – 582,021,444 19.77 Shares in Treasury 60,080,781 2.57 15,798,876 2.61 – – 75,879,657 2.58 Total 2,336,989,295 100.00 606,231,295 100.00 1 100.00 2,943,220,591 100.00 4. CAPITAL STOCK OF THE PARTIES AFTER THE MERGER 4.1. Composition of RETIRO BAIXO’s capital stock after the Merger. After the Merger, on the Effective Date, RETIRO BAIXO will be extinguished as a result of its absorption by AXIA Energia, such that all shares issued by it, held by AXIA Energia, will be cancelled. 4.1.1. The Merger will result in the extinction of RETIRO BAIXO, and therefore there is no need to speak of any amendment to its Bylaws, which, moreover, will cease to exist upon the extinction of the Merged Company. 4.2. Composition of AXIA Energia’s capital stock after the Merger. The Surviving Company’s capital stock after the Merger will remain unchanged, given that AXIA Energia holds all shares representing RETIRO BAIXO’s capital stock and the Merger will be carried out without a capital increase of AXIA Energia, with no issuance of new shares. 4.2.1. Since the Merger will be carried out without a capital increase of AXIA Energia, there will be no amendment to its Bylaws as a result of the Merger. 5. EQUITY VALUATION 5.1. Book Value Appraisal Report. For purposes of Article 226 of the Brazilian Corporations Law, an appraisal report of RETIRO BAIXO’s book net equity was prepared, based on its accounting books and with a base date of December 31, 2025, by an independent specialized firm, namely, APSIS Consultoria e Avaliações Ltda., a company established at Rua do Passeio, No. 62, 6th floor, headquartered in the city of Rio de 3 The amount of the FMPs does not include the privatization funds managed by BB Asset and Caixa Asset, which are already accounted for in the total of the Government Group. 25 Janeiro, State of Rio de Janeiro, enrolled with the CNPJ under No. 08.681.365/0001-30 (“Appraiser”) (“Book Value Appraisal Report”). 5.1.1. Ratification of the engagement of the Appraiser. The selection of the Appraiser for the preparation of the Book Value Appraisal Report must be ratified by the extraordinary general meeting of the Surviving Company. 5.1.2. Approval of the Book Value Appraisal Report. The Book Value Appraisal Report prepared by the Appraiser must be approved by the extraordinary general meeting of the Surviving Company, being made available by the Surviving Company to its shareholders in the manner set forth in the applicable regulations, and such document shall be deemed an integral part of this Protocol. 5.2. Assigned Value. According to the Book Value Appraisal Report prepared by the Appraiser, the book value of RETIRO BAIXO’s net equity to be merged into AXIA Energia, on the base date, corresponds to R$ 370,415,772.48 (three hundred and seventy million, four hundred and fifteen thousand, seven hundred and seventy-two reais and forty-eight centavos). 5.3. Equity Elements. Upon consummation of the Merger, all equity elements, assets and liabilities, forming part of the Merged Company’s equity will be transferred to the Surviving Company, by universal title and without interruption. 5.4. Equity Variations. The equity variations occurring at RETIRO BAIXO between the base date of the Book Value Appraisal Report (that is, December 31, 2025) and the Effective Date of the Merger will continue to be borne and recorded by it and will be absorbed by the Surviving Company, and must be recorded in its accounting books, without any impact on the Merger. 5.5. Extinction of the Investment: As a result of the Merger, the investment held by AXIA Energia in RETIRO BAIXO’s capital stock will be automatically extinguished, due to the equity confusion, being replaced by the assets and liabilities comprising the Merged Company’s equity, which will be absorbed by the Surviving Company, with any adjustments arising from subsequent equity variations. 6. CORPORATE APPROVALS 26 6.1. Corporate Approvals. The implementation of the Merger depends on obtaining the following corporate approvals: (a) At the Extraordinary General Meeting of RETIRO BAIXO: (i) Approval of this Protocol; (ii) Approval, with effectiveness conditioned upon the implementation of the Conditions Precedent (as defined in item 7.1 below), of the Merger, pursuant to this Protocol; and (iii) Authorization for RETIRO BAIXO’s management to take all actions necessary to implement the Merger. (b) At the Extraordinary General Meeting of AXIA Energia: (i) Ratification of the appointment of the Appraiser for the preparation of the Book Value Appraisal Report; (ii) Approval of the Book Value Appraisal Report; (iii) Approval of this Protocol; (iv) Approval, with effectiveness conditioned upon the implementation of the Conditions Precedent (as defined in item 7.1 below), of the Merger, pursuant to this Protocol; and (v) Authorization for AXIA Energia’s management to take all actions necessary to implement the Merger. 7. CONDITIONS PRECEDENT 7.1. Conditions Precedent. The consummation of the Merger is subject to obtaining the respective corporate approvals of the Parties and to obtaining the necessary prior consents from the ANEEL, pursuant to the applicable regulations. 7.2. Fulfillment of the Conditions Precedent and Effective Date. The Merger may be implemented on the date of verification of the fulfillment of the Conditions Precedent by the Parties (“Effective Date”). 27 8. ABSENCE OF WITHDRAWAL RIGHT AND REIMBURSEMENT VALUE 8.1. Withdrawal right of the Merged Company’s shareholders. As the Surviving Company is the sole shareholder of the Merged Company, the approval of the Merger at the extraordinary general meeting of the Merged Company will depend on the affirmative vote of the Surviving Company, there being no shareholder dissenting from the resolution, pursuant to Articles 137 and 230 of the Brazilian Corporations Law. 8.2. Withdrawal right of the Surviving Company’s shareholders. Pursuant to Articles 136 and 137 of the Brazilian Corporations Law, the current shareholders of the Surviving Company will not be entitled to a withdrawal right as a result of the approval of the Merger by the extraordinary general meeting of the Surviving Company. 9. ABSENCE OF EXCHANGE RATIO 9.1. Absence of exchange ratios. The Merger will be carried out without an exchange ratio of the shares issued by the Merged Company for shares of the Surviving Company, considering that (i) the Surviving Company holds all shares issued by the Merged Company; (ii) the Merger will not result in a capital increase or issuance of new shares by the Surviving Company; and (iii) there will be no migration of any shareholder of the Merged Company into the capital stock of the Surviving Company. 9.2. Inapplicability of the exchange ratio for comparative purposes. Considering that the Surviving Company holds all shares issued by the Merged Company and the Merger will be carried out without an exchange ratio, the appraisal of the net equity of the Parties for purposes of the comparative ratio set forth in Article 264 of the Brazilian Corporations Law will not be applicable. 10. OTHER PROVISIONS 10.1. Operational Continuity. Prior to the implementation of the Merger, AXIA Energia prepared its own structure to absorb RETIRO BAIXO’s operation. Accordingly, after the implementation of the Merger, AXIA Energia will begin to operate RETIRO BAIXO’s activities, while the latter will be absorbed by AXIA Energia and extinguished. In this regard, AXIA Energia has executed and will execute, if and to the extent necessary, with its respective clients, suppliers, employees, other contracting parties, and relevant 28 governmental authorities, the respective instruments of assignment of the rights and obligations previously held by RETIRO BAIXO. In turn, the clients, suppliers, employees, and other interested parties of AXIA Energia will not expect any change in the management and commercial relationships. 10.2. Succession. As a result of the consummation of the Merger, on the Effective Date, AXIA Energia will absorb all assets, rights, contingencies, and obligations of RETIRO BAIXO, including labor (Articles 10 and 448-A of the Brazilian Labor Code (CLT)), social security (Law 8,212/1991), and tax (Article 132 of the National Tax Code) obligations, current and future, that may arise, since RETIRO BAIXO will cease to exist, thereby resulting in the universal succession of RETIRO BAIXO by AXIA Energia. 10.3. Filings and Recordings. It will be incumbent upon the management of AXIA Energia, with the collaboration of the management of RETIRO BAIXO, to take all actions necessary to implement the Merger, including the fulfillment of the Conditions Precedent, as well as to arrange for all communications, filings, recordings, and registrations necessary to consummate the Merger, assuming custody of RETIRO BAIXO’s accounting and tax files and documents and the costs arising from the implementation of the Merger. 10.4. Taxes. Each Party shall timely collect and pay all taxes levied as a result of the Merger and for which it is defined as the taxpayer under the tax legislation. Additionally, the Parties mutually authorize each other to withhold and pay, in the name and on behalf of the other, all taxes for which the tax legislation determines withholding at source. 10.5. Financial Statements. Pursuant to Article 16 of RCVM 78, the disclosure of financial statements for purposes of the Merger and of pro forma financial statements, pursuant to Chapter III of RCVM 78, will not be applicable, given that: (i) the Surviving Company holds all shares issued by the Merged Company; and (ii) the Merger does not result in a capital increase or issuance of new shares by the Surviving Company, and therefore does not represent dilution to the shareholders. 10.6. Survival of clauses. Should any clause, provision, term, or condition of this Protocol be deemed invalid or unenforceable, the remaining clauses, provisions, terms, and conditions not affected will remain valid and in full force and effect. 29 10.7. Amendments. Except as otherwise provided in this Protocol, this instrument may only be amended by means of a written instrument signed by the legal representatives of both Parties. 10.8. Governing law and venue. This Protocol shall be governed, interpreted, and applied in accordance with the laws in force of the Federative Republic of Brazil, and the courts of the Judicial District of Rio de Janeiro are hereby elected to settle any matters arising from this Protocol, with waiver of any other, however privileged it may be or become. 10.9. Digital Signature. This Protocol is executed electronically, through the Docusign platform, using a digital certificate issued under the standard established by ICP-Brasil, being deemed fully valid, in its entire content, as of the affixing of the last signature, which information will be recognized by the Parties in its integrity and authenticity, guaranteed by an encryption system, in accordance with Article 10, paragraph 2, of Provisional Measure No. 2200-2/2001, as well as any subsequent legislation. The signatories declare that they are the legitimate representatives of the Parties and have powers to execute this Protocol. Regardless of the place and date of the digital signature of each Party, the Parties agree that the date and place indicated below will be deemed, for all purposes, the date and place of execution of this Protocol. And being thus in agreement, the Parties execute this Protocol, the signature of witnesses being waived, pursuant to Article 784, paragraph 4, of the Code of Civil Procedure, as amended by Law No. 14,620/2023. Rio de Janeiro, July 23, 2026. (remainder of the page intentionally left blank) 30 (Signature page of the Private Instrument of Protocol and Justification of the Merger of Retiro Baixo Energética S.A. into AXIA Energia S.A., executed on July 23, 2026) AXIA ENERGIA S.A. ___________________________________ By: ___________________________________ By: RETIRO BAIXO ENERGÉTICA S.A. ___________________________________ By: _____________________________________ By: 31 PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION OF THE MERGER OF SPE NOVA ERA JANAPU TRANSMISSORA S.A. INTO AXIA ENERGIA S.A. This private instrument is executed by the officers of the parties identified below: A. AXIA ENERGIA S.A., a publicly-held company, headquartered at Avenida Graça Aranha, No. 26, Centro, Rio de Janeiro/RJ, Zip Code 20030-900, enrolled with the National Registry of Legal Entities of the Ministry of Finance (“CNPJ”) under No. 00.001.180/0001-26, herein represented pursuant to its bylaws, hereinafter referred to as “AXIA Energia” or “Surviving Company”; and B. SPE NOVA ERA JANAPU TRANSMISSORA S.A., an electric power transmission company, a wholly-owned subsidiary of AXIA Energia, headquartered at Avenida Graça Aranha, No. 26, Centro, Rio de Janeiro/RJ, Zip Code 20030-900, enrolled with the CNPJ under No. 51.762.902/0001-04, herein represented by its Technical Officer, Ms. Luciana Conde Martins de Albuquerque, and its Chief Financial Officer, Mr. Luiz Eduardo Marques Moreira, hereinafter referred to as “NE JANAPU” or “Merged Company”; and, when referred to jointly with AXIA Energia, the “Parties” and either of them, individually, a “Party”. WHEREAS: (a) NE JANAPU is a privately-held company, a wholly-owned subsidiary of AXIA Energia, incorporated as a special purpose company, which holds the concession for Lot 4 of Transmission Auction No. 01/2023; (b) AXIA Energia intends to carry out a corporate reorganization aimed at simplifying its corporate and administrative structure, including the merger of certain subsidiaries, among which NE JANAPU; (c) For the reasons set forth in this instrument and subject to the terms and conditions provided herein, the managements of the Parties understand that the merger of NE JANAPU into AXIA Energia (“Merger”) will benefit the Parties, contributing to simplify and optimize the corporate and administrative structure of AXIA Energia and its controlled companies; The Parties therefore RESOLVE to enter into, in the best legal form, this Private Instrument of Protocol and Justification of the Merger of NE JANAPU into AXIA 32 Energia (“Protocol”), pursuant to Articles 224 through 227 of Law No. 6,404/1976 (“Brazilian Corporations Law”) and the CVM regulations, in particular CVM Resolution No. 78/2022 (“RCVM 78”), subject to the terms, clauses, and conditions described below. 1. OBJECT 1.1. Object. The object of this Protocol is to set forth the procedures, justifications, terms, clauses, and conditions of the Merger of NE JANAPU into AXIA Energia, such that, upon implementation of the Merger on the Effective Date (as defined in item 7.2 below), NE JANAPU will be extinguished by operation of law and AXIA Energia will succeed NE JANAPU, by universal title, in all rights, claims, powers, faculties, immunities, actions, defenses, duties, debts, obligations, subjections, encumbrances, and liabilities held by NE JANAPU, pursuant to Article 227 of the Brazilian Corporations Law. 2. JUSTIFICATION 2.1. Reasons and Purposes of the Merger. The merger of companies is a corporate reorganization instrument widely used by economic groups seeking the restructuring and consolidation of operational, administrative, financial, and tax activities, as well as synergies, operational gains, cost reduction, simplification of corporate structures, greater speed in decision-making, and enhanced competitiveness and efficiency of the group vis-à-vis competitors. In this case, considering that the Merged Company is a wholly-owned subsidiary of the Surviving Company, the Merger may benefit the Parties insofar as it will contribute to the corporate and administrative rationalization and simplification of the AXIA Energia group, allowing the aforementioned advantages to be realized and, additionally, given the convenience of centralizing in the Surviving Company the management and exploitation of the transmission asset currently held by the Merged Company, promoting greater efficiency in the management of the business and better allocation of resources within the economic group. The Merger is part of the corporate reorganization of the AXIA Energia group under way in recent years, involving the simplification of its corporate and administrative structure and the merger of certain controlled companies into the Surviving Company, with the purpose of increasing efficiency in business management, capturing operational and financial synergies, providing greater integration among the activities carried out by the group companies, and strengthening its competitiveness and efficiency. 33 3. CAPITAL STOCK OF THE PARTIES BEFORE THE MERGER 3.1. Composition of NE JANAPU’s capital stock before the Merger. NE JANAPU is a privately-held company whose capital stock, as of this date, is R$ 701,501,162.00 (seven hundred and one million, five hundred and one thousand, one hundred and sixty-two reais), fully subscribed and paid in, represented by 701,501,162 (seven hundred and one million, five hundred and one thousand, one hundred and sixty-two) common, registered, book-entry shares, all held by AXIA Energia. 3.2. Composition of AXIA Energia’s capital stock before the Merger. AXIA Energia is a publicly-held company whose shares are traded on B3 S.A. – Brasil, Bolsa, Balcão, whose capital stock is R$ 100,135,201,429.75 (one hundred billion, one hundred and thirty-five million, two hundred and one thousand, four hundred and twenty-nine reais and seventy-five centavos), represented by 2,943,220,591 (two billion, nine hundred and forty-three million, two hundred and twenty thousand, five hundred and ninety-one) shares, all book-entry and with no par value, of which 2,336,989,295 (two billion, three hundred and thirty-six million, nine hundred and eighty-nine thousand, two hundred and ninety-five) are common shares, 606,231,295 (six hundred and six million, two hundred and thirty-one thousand, two hundred and ninety-five) are class “C” preferred shares, and 1 (one) is a special class preferred share, distributed among the shareholders as follows1: Common Shares Class “C” Preferred Shares Golden Share Total Capital Shareholder Quantity % Quantity % Quantity % Quantity % Government Group2 944,068,950 40.40 237,491,832 39.18 1 100.00 1,181,560,783 40.15 ADR 61,150,768 2.62 9,806,632 1.62 – – 70,957,400 2.41 Non-Resident Shareholders 826,762,991 35.38 151,650,601 25.02 – – 978,413,592 33.24 1 Base date: June 30, 2026. 2 The Government Group is composed of the following shareholders: the Federal Government (União Federal), BNDES/BNDESPAR, FND, FGHAB, Banco do Nordeste, BB Asset, Caixa Asset, Petros and Previ. 34 FMP – FGTS Eletrobras3 53,977,687 2.31 410,028 0.07 – – 54,387,715 1.85 General retail 390,948,118 16.73 191,073,326 31.52 – – 582,021,444 19.77 Shares in Treasury 60,080,781 2.57 15,798,876 2.61 – – 75,879,657 2.58 Total 2,336,989,295 100.00 606,231,295 100.00 1 100.00 2,943,220,591 100.00 4. CAPITAL STOCK OF THE PARTIES AFTER THE MERGER 4.1. Composition of NE JANAPU’s capital stock after the Merger. After the Merger, on the Effective Date, NE JANAPU will be extinguished as a result of its absorption by AXIA Energia, such that all shares issued by it, held by AXIA Energia, will be cancelled. 4.1.1. The Merger will result in the extinction of NE JANAPU, and therefore there is no need to speak of any amendment to its Bylaws, which, moreover, will cease to exist upon the extinction of the Merged Company. 4.2. Composition of AXIA Energia’s capital stock after the Merger. The Surviving Company’s capital stock after the Merger will remain unchanged, given that AXIA Energia holds all shares representing NE JANAPU’s capital stock and the Merger will be carried out without a capital increase of AXIA Energia, with no issuance of new shares. 4.2.1. Since the Merger will be carried out without a capital increase of AXIA Energia, there will be no amendment to its Bylaws as a result of the Merger. 5. EQUITY VALUATION 5.1. Book Value Appraisal Report. For purposes of Article 226 of the Brazilian Corporations Law, an appraisal report of NE JANAPU’s book net equity was prepared, based on its accounting books and with a base date of December 31, 2025, by an independent specialized firm, namely, APSIS Consultoria e Avaliações Ltda., a company established at Rua do Passeio, No. 62, 6th floor, headquartered in the city of Rio de 3 The amount of the FMPs does not include the privatization funds managed by BB Asset and Caixa Asset, which are already accounted for in the total of the Government Group. 35 Janeiro, State of Rio de Janeiro, enrolled with the CNPJ under No. 08.681.365/0001-30 (“Appraiser”) (“Book Value Appraisal Report”). 5.1.1. Ratification of the engagement of the Appraiser. The selection of the Appraiser for the preparation of the Book Value Appraisal Report must be ratified by the extraordinary general meeting of the Surviving Company. 5.1.2. Approval of the Book Value Appraisal Report. The Book Value Appraisal Report prepared by the Appraiser must be approved by the extraordinary general meeting of the Surviving Company, being made available by the Surviving Company to its shareholders in the manner set forth in the applicable regulations, and such document shall be deemed an integral part of this Protocol. 5.2. Assigned Value. According to the Book Value Appraisal Report prepared by the Appraiser, the book value of NE JANAPU’s net equity to be merged into AXIA Energia, on the base date, corresponds to R$ 562,331,755.84 (five hundred and sixty-two million, three hundred and thirty-one thousand, seven hundred and fifty-five reais and eighty-four centavos). 5.3. Equity Elements. Upon consummation of the Merger, all equity elements, assets and liabilities, forming part of the Merged Company’s equity will be transferred to the Surviving Company, by universal title and without interruption. 5.4. Equity Variations. The equity variations occurring at NE JANAPU between the base date of the Book Value Appraisal Report (that is, December 31, 2025) and the Effective Date of the Merger will continue to be borne and recorded by it and will be absorbed by the Surviving Company, and must be recorded in its accounting books, without any impact on the Merger. 5.5. Extinction of the Investment. As a result of the Merger, the investment held by AXIA Energia in NE JANAPU’s capital stock will be automatically extinguished, due to the equity confusion, being replaced by the assets and liabilities comprising the Merged Company’s equity, which will be absorbed by the Surviving Company, with any adjustments arising from subsequent equity variations. 6. CORPORATE APPROVALS 36 6.1. Corporate Approvals. The implementation of the Merger depends on obtaining the following corporate approvals: (a) At the Extraordinary General Meeting of NE JANAPU: (i) Approval of this Protocol; (ii) Approval, with effectiveness conditioned upon the implementation of the Conditions Precedent (as defined in item 7.1 below), of the Merger, pursuant to this Protocol; and (iii) Authorization for NE JANAPU’s management to take all actions necessary to implement the Merger. (b) At the Extraordinary General Meeting of AXIA Energia: (i) Ratification of the appointment of the Appraiser for the preparation of the Book Value Appraisal Report; (ii) Approval of the Book Value Appraisal Report; (iii) Approval of this Protocol; (iv) Approval, with effectiveness conditioned upon the implementation of the Conditions Precedent (as defined in item 7.1 below), of the Merger, pursuant to this Protocol; and (v) Authorization for AXIA Energia’s management to take all actions necessary to implement the Merger. 7. CONDITIONS PRECEDENT 7.1. Conditions Precedent. The consummation of the Merger is subject to obtaining the respective corporate approvals of the Parties and to obtaining the necessary prior consents from the Brazilian Electricity Regulatory Agency – ANEEL, pursuant to the applicable regulations. 37 7.2. Fulfillment of the Conditions Precedent and Effective Date. The Merger may be implemented on the date of verification of the fulfillment of the Conditions Precedent by the Parties (“Effective Date”). 8. ABSENCE OF WITHDRAWAL RIGHT AND REIMBURSEMENT VALUE 8.1. Withdrawal right of the Merged Company’s shareholders. As the Surviving Company is the sole shareholder of the Merged Company, the approval of the Merger at the extraordinary general meeting of the Merged Company will depend on the affirmative vote of the Surviving Company, there being no shareholder dissenting from the resolution, pursuant to Articles 137 and 230 of the Brazilian Corporations Law. 8.2. Withdrawal right of the Surviving Company’s shareholders. Pursuant to Articles 136 and 137 of the Brazilian Corporations Law, the current shareholders of the Surviving Company will not be entitled to a withdrawal right as a result of the approval of the Merger by the extraordinary general meeting of the Surviving Company. 9. ABSENCE OF EXCHANGE RATIO 9.1. Absence of exchange ratios. The Merger will be carried out without an exchange ratio of the shares issued by the Merged Company for shares of the Surviving Company, considering that (i) the Surviving Company holds all shares issued by the Merged Company; (ii) the Merger will not result in a capital increase or issuance of new shares by the Surviving Company; and (iii) there will be no migration of any shareholder of the Merged Company into the capital stock of the Surviving Company. 9.2. Inapplicability of the exchange ratio for comparative purposes. Considering that the Surviving Company holds all shares issued by the Merged Company and the Merger will be carried out without an exchange ratio, the appraisal of the net equity of the Parties for purposes of the comparative ratio set forth in Article 264 of the Brazilian Corporations Law will not be applicable. 10. OTHER PROVISIONS 10.1. Operational Continuity. Prior to the implementation of the Merger, AXIA Energia prepared its own structure to absorb the ownership, management, and future operation of the transmission asset held by NE JANAPU, whose incorporation took place specifically 38 for the implementation phase of the project. Considering that, under the group’s business plan, such asset is expected to enter into operation as of December 2026, AXIA Energia will assume, after the implementation of the Merger, the direct conduct of the activities related to the project, succeeding NE JANAPU in all its rights and obligations, in accordance with the applicable legislation, at which time NE JANAPU will be absorbed by AXIA Energia and extinguished. In this regard, AXIA Energia has adopted and will adopt all corporate, administrative, operational, contractual, regulatory, and registration measures that may be necessary to ensure the continuity of the project and the orderly succession of NE JANAPU, including, where applicable, the formalization of amendments, notices, substitutions, recordings, and other instruments necessary before suppliers, employees, contracting parties, financial institutions, governmental authorities, and competent regulatory entities. Accordingly, the implementation of the Merger will not result in any discontinuity in the conduct of the project, nor any material change in the relationship with suppliers, employees, contracting parties, and other interested parties, with the normal course of activities and the continuity of the actions necessary for the commencement and regular operation of the asset being preserved. 10.2. Succession. As a result of the consummation of the Merger, on the Effective Date, AXIA Energia will absorb all assets, rights, contingencies, and obligations of NE JANAPU, including labor (Articles 10 and 448-A of the CLT), social security (Law 8,212/1991), and tax (Article 132 of the National Tax Code) obligations, current and future, that may arise, since NE JANAPU will cease to exist, thereby resulting in the universal succession of NE JANAPU by AXIA Energia. 10.3. Filings and Recordings. It will be incumbent upon the management of AXIA Energia, with the collaboration of the management of NE JANAPU, to take all actions necessary to implement the Merger, including the fulfillment of the Conditions Precedent, as well as to arrange for all communications, filings, recordings, and registrations necessary to consummate the Merger, assuming custody of NE JANAPU’s accounting and tax files and documents and the costs arising from the implementation of the Merger. 10.4. Taxes. Each Party shall timely collect and pay all taxes levied as a result of the Merger and for which it is defined as the taxpayer under the tax legislation. Additionally, the Parties mutually authorize each other to withhold and pay, in the name and on behalf of the other, all taxes for which the tax legislation determines withholding at source. 39 10.5. Financial Statements. Pursuant to Article 16 of RCVM 78, the disclosure of financial statements for purposes of the Merger and of pro forma financial statements, pursuant to Chapter III of RCVM 78, will not be applicable, given that: (i) the Surviving Company holds all shares issued by the Merged Company; and (ii) the Merger does not result in a capital increase or issuance of new shares by the Surviving Company, and therefore does not represent dilution to the shareholders. 10.6. Survival of clauses. Should any clause, provision, term, or condition of this Protocol be deemed invalid or unenforceable, the remaining clauses, provisions, terms, and conditions not affected will remain valid and in full force and effect. 10.7. Amendments. Except as otherwise provided in this Protocol, this instrument may only be amended by means of a written instrument signed by the legal representatives of both Parties. 10.8. Governing law and venue. This Protocol shall be governed, interpreted, and applied in accordance with the laws in force of the Federative Republic of Brazil, and the courts of the Judicial District of Rio de Janeiro are hereby elected to settle any matters arising from this Protocol, with waiver of any other, however privileged it may be or become. 10.9. Digital Signature. This Protocol is executed electronically, through the Docusign platform, using a digital certificate issued under the standard established by ICP-Brasil, being deemed fully valid, in its entire content, as of the affixing of the last signature, which information will be recognized by the Parties in its integrity and authenticity, guaranteed by an encryption system, in accordance with Article 10, paragraph 2, of Provisional Measure No. 2200-2/2001, as well as any subsequent legislation. The signatories declare that they are the legitimate representatives of the Parties and have powers to execute this Protocol. Regardless of the place and date of the digital signature of each Party, the Parties agree that the date and place indicated below will be deemed, for all purposes, the date and place of execution of this Protocol. And being thus in agreement, the Parties execute this Protocol, the signature of witnesses being waived, pursuant to Article 784, paragraph 4, of the Code of Civil Procedure, as amended by Law No. 14,620/2023. Rio de Janeiro, July 23, 2026. 40 (Signature page of the Private Instrument of Protocol and Justification of the Merger of SPE Nova Era Janapu Transmissora S.A. into AXIA Energia S.A., executed on July 23, 2026) AXIA ENERGIA S.A. ___________________________________ By: ___________________________________ By: SPE NOVA ERA JANAPU TRANSMISSORA S.A. ___________________________________ By: _____________________________________ By:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2026

AXIA Energia S.A.

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.